FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated October 28, 2016

TRANSLATION
Autonomous City of Buenos Aires, October 28, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement with Statoil

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please find attached a press release regarding the referenced subject.

Yours faithfully,

Diego Celaá
Market Relations Officer

YPF S.A.

TRANSLATION

PRESS RELEASE
Oslo, October 28, 2016

YPF and Statoil sign a cooperation agreement to perform studies in the offshore of Argentina

The CEO of YPF, Ricardo Darré, and the Executive Vice President for Exploration of Statoil, Tim Dodson, signed an agreement of cooperation today to enhance YPF's knowledge of an offshore area within Argentina´s territory. The signing ceremony took place at the headquarters of Statoil in Oslo, Norway.

Through this agreement, both companies will perform several studies in an area of common interest that covers parts of the continental slope of the offshore area of Argentina.

The study covers an area of approximately 360,000 square kilometers extending from the border with Uruguay to the north of Comodoro Rivadavia in the Chubut province, where water depths vary between 500 and 3,500 meters. It is a frontier area, which is high potential and high risk, where both companies believe that there may be several oil assets to investigate in the basins of Salado, Colorado and Argentina.

The access to new data will be instrumental in advancing the companies' understanding of this area's potential. Under this agreement, YPF and Statoil will jointly study new two-dimensional seismic data in the area of common interest. The study of two-dimensional seismic data is a common practice in the oil and gas industry, and consists of sending and receiving sound waves from a ship equipped with technology for this purpose.  This data is then processed, analyzed and interpreted for the purpose of subsoil studies.

Until recently, the exploratory efforts in the Argentinean subsea had been focused on the shallow waters of the Salado and Colorado basins, as well as in the San Jorge Gulf and the Malvinas basin.

During the past few years, YPF started a comprehensive study of the offshore area of Argentina , which covers all the basins in the South Atlantic (Uruguay and Argentina) and includes the deep water potential, which was incorporated into its strategy in late 2012. Since then, YPF has been systematically executing a series of activities to further this study.

With the signing of this agreement, YPF will incorporate into its offshore framework the vast experience of Statoil in offshore, mainly through Statoil's operations such as those in Brazil and the North Sea.

About Statoil
Statoil is an international energy company located in more than 30 countries around the world. Headquartered in Norway, it has more than 20,000 employees. Statoil is listed on both the New York and Oslo stock exchanges. Its mission is to bring energy to a growing population to create value for its shareholders and the communities where the company operates. Statoil was founded on the idea that industrial development undertaken by skillful people should create value for society. www.statoil.com

About YPF
YPF is the leading energy company of Argentina, producing 43% of the total oil and gas in the country and supplying 56% of the fuel markets through a network of 1500 gas stations and other assets.  YPF is a leader in the production of unconventional resources. It is an integrated energy company that generates a large offering consisting of natural gas, electricity, fuels, petrochemicals, lubricants and products for agriculture, among others. www.ypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: October 28, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer